Item 7
 BlackRock Asset Management Canada Limited*
 BlackRock Financial Management, Inc.
 BlackRock Fund Advisors*
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.